[redacted]

12013501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 E. Camelback Road, Suite 1100
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

501 N. 44th St., Suite 300 (Address) Phoenix (City) AZ (State) 85008 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc T. Nemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature KJS

Marc T. Nemer President

Title

Carmen Vega

Notary Public

CARMEN VEGA
Notary Public - Arizona
Maricopa County
My Comm. Expires Sept. 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Cole Capital Corporation

Financial Statements as of and for the
Year Ended December 31, 2011, and
Independent Auditor's Report

Cole Capital Corporation
Table of Contents
December 31, 2011

McGladrey

Independent Auditor's Report

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, substantially all of the Company's revenues were derived from one REIT whose advisor is affiliated with the Company through common management and control.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 27, 2012

Cole Capital Corporation
Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash and cash equivalents	$	5,591,788
Prepaid expenses		53,557
Accounts receivable		1,610
Total assets	$	5,646,955

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	1,799,092
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding		13,600
Contributed capital		14,839,000
Accumulated deficit		(11,004,737)
Total stockholder's equity		3,847,863
Total liabilities and stockholder's equity	$	5,646,955

See Notes to Financial Statements.

Cole Capital Corporation
Statement of Operations
For the Year Ended December 31, 2011

Revenues	
Broker-dealer commissions	$ 89,497,724
Dealer manager fees	26,135,836
Operating expense reimbursements	7,387,202
Total revenue	123,020,762
Operating Expenses	
Broker-dealer commissions and dealer manager fees	102,840,846
Wholesale commissions and other compensation	16,099,571
Management fees and other	3,931,958
Total operating expenses	122,872,375
Operating income	148,387
Interest income	8,921
Net income	$ 157,308

See Notes to Financial Statements.

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Contributed	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2010	13,600	$ 13,600	$ 14,339,000	$ (11,162,045)	$ 3,190,555
Contributions from stockholder	-	-	500,000	-	500,000
Net income	-	-	-	157,308	157,308
Balance, December 31, 2011	13,600	$ 13,600	$ 14,839,000	$ (11,004,737)	$ 3,847,863

See Notes to Financial Statements.

Cole Capital Corporation
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 157,308
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in:	
Increase in prepaid expenses	(11,688)
Decrease in accounts receivable	13,321
Increase in accrued expenses	489,957
Net cash provided by operating activities	648,898
Cash flows from financing activities	
Contributions from stockholder	500,000
Net increase in cash and cash equivalents	1,148,898
Cash and cash equivalents	
Beginning of year	4,442,890
End of year	$ 5,591,788

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Cole Capital Corporation (the Company), a wholly-owned subsidiary of Cole Capital Advisors, Inc., is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the dealer manager or sales agent for publically registered, non-traded real estate investment trusts (REITs), the private placement of real estate limited partnerships, and other securities offered by affiliates of the Company (the Offerings).

Summary of significant accounting policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). A summary of significant accounting policies is as follows:

Cash and cash equivalents

For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue recognition

Broker-dealer commissions and dealer manager fee revenue are recognized on the date the investor acquires an interest in the Offerings. The Company is also reimbursed for certain operating expenses subject to a limitation of a percentage of the gross proceeds earned from the offering of the sponsored real estate investment programs. These reimbursements are included in operating expense reimbursement revenue to the extent collectability is reasonably assured. Such revenues are defined in the private offering memorandums or registration statements of the Offerings.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as a Qualified Subchapter S Subsidiary. In lieu of corporate income taxes, the stockholder of the S Corporation Parent is taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

The Company is not subject to federal income tax, but may be subject to certain state income taxes. The Financial Accounting Standards Board (FASB) provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of credit risk

The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 27, 2012, the date on which the financial statements were issued.

Note 2. Accrued Expenses

Accrued expenses consist primarily of wholesaler commissions payable to the Company's registered representatives for capital raised in the Offerings of affiliates of the Company.

Note 3. Related Party Transactions

Revenues

Substantially all revenue is earned by the Company for introducing registered representatives of non-affiliated broker dealers to various investment programs sponsored by affiliates of the Company. In addition, the Company is reimbursed by such investment programs for certain operating expenses incurred relating to the services it performs. For the year ended December 31, 2011, substantially all of these revenues were derived from one REIT whose advisor is affiliated with the Company through common management and control.

Expenses

For the year ended December 31, 2011, the Company paid $3,486,450 in management fees to a company affiliated through common management and control. This affiliate provided office space, administrative, management and payroll services to the Company.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital and a minimum net capital requirement of $3,792,696 and $119,940, respectively, which was $3,672,756 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

Note 5. Customer Protection Rule

Pursuant to the customer protection provisions of Rule 15c3-3 (k)(2)(i) under the Securities Exchange Act of 1934, brokers and dealers are required to disclose certain information related to the physical possession or control of securities and are required to maintain certain cash reserves. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, is exempt from the computation of cash reserve requirements and physical possession or control of securities requirements for brokers and dealers.

Note 6. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. In the opinion of management, all such matters that the Company is aware of are either covered by insurance, are without merit, or are of an amount that would not have a material effect on the financial position of the Company if disposed of unfavorably.

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
For the Year Ended December 31, 2011

Total stockholder's equity	$ 3,847,863
Less deductions and/or charges - prepaid expenses and accounts receivable	(55,167)
Net capital	3,792,696
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	119,940
Excess net capital	$ 3,672,756
Aggregate indebtedness - accrued expenses	$ 1,799,092
Ratio of aggregate indebtedness to net capital	0.47 to 1

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2011 as filed by Cole Capital Corporation in its unaudited Focus Report Part II A filing. Accordingly, no reconciliation is deemed necessary.

McGladrey

Independent Auditor's Report on Internal Control

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of Cole Capital Corporation (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 27, 2012

Cole Capital Corporation

Schedule of Assessment and Payments General
Assessment Reconciliation (Form SIPC-7)

December 31, 2011

McGladrey

INDEPENDENT ACCOUNTANT'S REPORT

February 27, 2012

Board of Directors
Cole Capital Corporation
2325 East Camelback Road
Phoenix, AZ 85016

Attention: Mr. Christopher H. Cole, Chairman

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cole Capital Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 27, 2012
Phoenix, Arizona